
News Rel
06011746



ZURICH

Zurich Board of Directors extends contract of James J. Schiro

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 16, 2006 – Zurich Financial Services Group (Zurich) announces today that the Board of Directors has extended the contract of the Group's Chief Executive Officer (CEO) James J. Schiro to December 2009.

Manfred Gentz, Chairman of Zurich's Board of Directors, said: "We are pleased that James Schiro has agreed to extend his tenure. Now that the Group has regained its stature in the global market place, we must further enhance its brand and profitably grow its businesses. The Board recognizes James Schiro's ability to inspire. James is respected as an articulate and forceful leader, both for Zurich and our industry, and we trust that he will bring the Group ever closer to fulfilling our ambition of becoming a leading global insurer."

James J. Schiro (born 1946) was appointed CEO in May 2002. Under his leadership, Zurich achieved a turnaround based on financial discipline, organizational transformation and a sharp focus on profitable businesses. Mr. Schiro also initiated and personally saw through the installation of a new leadership team, thereby ensuring the sustainability of the turnaround and continued solid performance. The Group's financial strength and its well-diversified portfolio of General and Life Insurance businesses will allow it to pursue profitable growth going forward.

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In addition to serving on the board of directors of PepsiCo and Royal Philips Electronics, Mr. Schiro is active in a number of professional and civic organizations in Switzerland and the United States.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.



News Release

ZURICH

Zurich proposes integration of Genevoise

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Security number: 001107539

Media & Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 15, 2006 –Zurich Financial Services Group (Zurich) proposes a new model for its Life Insurance business in Switzerland. The objective is to offer its customers services in all segments of insurance from a cost-effective and efficient organization under one single brand. To this end, the business of Genevoise Compagnie d'Assurances sur la Vie Ltd (Genevoise) is proposed to be merged with that of Zurich Life Insurance Company (Zurich Life). Market launch of the new entity is planned for the second half of this year. It is subject to employee consultation and regulatory approval.

Lukas Weber, Chairman of the Genevoise Board of Directors and Chief Executive Officer (CEO) of Life Insurance at Zurich Switzerland, says: "The planned merger represents a unique opportunity to put what has been achieved on an even more solid footing." Joe Bättig, CEO of Genevoise, adds: "Nothing will change for our customers; contracts and contacts will remain the same. The specialized life insurance products marketed by Genevoise will continue to be distributed by Zurich and our operational base in French-speaking Switzerland will stay. On this foundation, we will jointly strengthen Zurich's Life Insurance business."

The new model for Zurich's Life Insurance business in Switzerland envisages in particular the consolidation of IT platforms and administrative segments. In the medium-term, a new service center will be created in Geneva for customers in French-speaking Switzerland. The integration of the two units will aim to create a concentration of market forces as well as an expansion in

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the pension business. Strong market orientation and continued cost discipline are laying the foundation for profitable growth.

After implementation, Zurich expects a sustained earnings improvement of CHF 40 million annually. This improvement has to be considered in the light of restructuring costs of CHF 50 million. Zurich assumes that the restructuring will lead to a reduction of 150 positions over a period of five years. It hopes to facilitate eventual lay-offs in the context of natural fluctuations.

Notes for editors

At 1:30 p.m. a media conference in French will take place at the Mandarin Oriental Hôtel du Rhône, Quai Turrettini, 1201 Geneva. Journalists who are unable to attend in person have the option of dialing in on the phone. During the questions and answers round, questions by phone will not be permitted.

Media conference dial-in numbers

Continental Europe	+41 (0) 91 610 56 00
United Kingdom	+44 (0) 207 107 06 11

From 1:00 p.m. the media presentation will be attached to the news release and available on our website www.zurich.com in English and German and on www.zurich.ch in French and German.

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Zurich Switzerland supports the commercial and personal lines business of the Zurich Financial Services Group in Switzerland and the Principality of Liechtenstein. It is one of the largest insurance providers in Switzerland and is known in the market by the names Zurich, Zürich, Züritel and Genevoise.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

For further Information
Daniel M. Hofmann
telephone +41 (0) 44 625 2100
e-mail: daniel.hofmann@zurich.com
This release is also available on our website www.zurich.com